Exhibit 4.12

Supplement Agreement

to the Stock Purchase Agreement dated December 13th 2007 between

Deutsche Lufthansa Aktiengesellschaft

(the “Investor”)

and

JetBlue Airways Corporation

(the “Company”)

Preamble

The Investor and the Company executed a Stock Purchase Agreement (the “Agreement”) on December 13, 2007.

The Company is considering issuing convertible debentures and entering into a related share lending facility under which a maximum of 45.1 million shares of common stock of the Company (the “Company Shares”) will be loaned for the purpose of facilitating the sale of such convertible debentures and to hedge activities (including short sales of such shares) relating to such convertible debentures by the holders thereof (together the “Project”).

The Company asked for a waiver with respect to Investor’s rights under section 5.15 of the Agreement for the purpose of the Project.

The Investor asked for a confirmation that the Company will in any case not issue more than 45.1 million Company Shares in connection with the Project.

IT IS AGREED AS FOLLOWS:

1.	Guarantee

The Company hereby confirms and irrevocably guarantees that it will in any case not issue more than 45.1 million Company Shares in connection with the Project and the Project will not dilute the Investor’s percentage of Company Shares in a way that such percentages becomes less than 15.5% of the total issued and outstanding Company Shares.

2.	Amendment

The Investor and the Company herewith agree that with effect from signing of this Amendment and in accordance with Section 9.07 of the Agreement, the Agreement shall be amended by replacing Section 5.10 (d) of the Agreement to be read as follows:

“If the Investor owns Shares constituting at least 12% (twelve per cent) of the outstanding Common Stock (the “Additional Director Threshold”), the Company shall reasonably consider any individual proposed by the Investor to fill a vacancy that may exist from time to time on the Board. The Company may, in its reasonable discretion, appoint such individual to the Board to fill such vacancy (any individual appointed pursuant to this Section 5.10(d), together with any individual nominated as a replacement or successor pursuant to the terms of this Agreement, the “Additional Director”). Following the appointment of the Additional Director, so long as the Investor owns Shares in excess of the Additional Director Threshold, the parties shall exercise all authority under applicable Law to cause any slate of Directors for the Additional Director Class to include the Additional Director. If such Additional Director is elected to the Board, and the Investor’s ownership percentage falls below the Additional Director Threshold, upon the Company’s written request, the Investor shall use its best efforts to cause the Additional Director to promptly, and in any event within five days of receipt of such request from the Company, deliver an irrevocable letter of resignation to the Company setting forth his or her resignation from the Board, effective as of the date of such letter.”

3.	Remaining Provisions

The Provisions of the Agreement shall remain unaltered in force in the case of all issues not regulated in the present supplement.

4.	Miscellaneous

Article IX of the Agreement shall apply mutatis mutandis also to this supplement.

In the event the Project is not consummated, this agreement shall have no force or effect.

JetBlue Airways Corporation		Deutsche Lufthansa AG
By	/s/	By	/s/
Mark Powers		Axel Thimann
Senior Vice President-Treasurer		Senior Vice President Group Finance
		By	/s/
Nicolai von Ruckteschell
Senior Vice President General Counsel